Exhibit 21.1

LIST OF SIGNIFICANT SUBSIDIARIES

Mammoth Energy Partners LLC

Bison Drilling and Field Services LLC

Bison Trucking LLC

White Wing Tubular Services LLC

Barracuda Logistics LLC

Panther Drilling Systems LLC

Redback Energy Services LLC

Redback Coil Tubing LLC

Muskie Proppant LLC

Stingray Pressure Pumping LLC

Stingray Logistics LLC

Great White Sand Tiger Lodging Ltd.

Redback Pumpdown Services LLC

Mr. Inspections LLC

Silverback Energy Services LLC